平成 25 年 11 月　1 日　制定

退職者の就職先の追跡調査実施について

経営管理企画部

Ⅰ．趣旨

　　　　Securities Exchange Act of 1934（以下、SEA1934 という）　Title I, Section 15E(h)(5)において、Nationally Recognized Statistical Rating Organization (以下、NRSRO という)は、JCR を退職した役職員のうち役員、格付アナリスト、格付委員又は格付を担当した部室の長であった役職員が、退職後 5 年間のうちに本内規に定める要件に該当する先に転職したことを知っている場合又は合理的に考えて知っていると予測される場合であって、かつ、当該退職者が転職した日より前 12 か月の間に JCR が当該転職先を格付関係者とする信用格付を発行した場合、SEC に当該事実を報告することが要請されている。

　　　　また、金融商品取引法第 306 条第七項イ(5)では、JCR の退職者が格付関係者の役員又はこれに準ずる者についた場合、JCR の役員又は使用人でなくなった日前 2 年間に当該格付アナリストが付与に係る過程に関与した信用格付の妥当性を検証することが義務付けられている。

　　　　上記の法令を遵守するため、以下の要領にて退職者の退職後の就職先の追跡調査を実施することとする。

Ⅱ．調査実施要領

　　1．対象者：JCR を退職した日から追跡調査実施日までに 5 年が経過していない元社員のうち、退職時に以下の分類に該当した社員
　　　　　　（a）役員
　　　　　　（b）格付アナリスト、格付委員
　　　　　　（c）格付担当部長

　　2．追跡調査の頻度：　年に 1 回

　　3．追跡調査方法：
　　　　（1）電話
　　　　（2）インターネットの検索エンジンによる人名検索
　　　　（3）その他有効と思われる手段

　　4．追跡調査手順及び各部の責務：

（別紙１）

（１）経営管理企画部は、本内規項番３に定められた方法によって追跡調査を実施し、その結果を別紙様式の項目１に記録する。追跡調査の結果、調査対象の退職者が JCR を退職後、退職時に報告していた先とは異なる先に転職していたことを知った場合、別紙様式を用いて格付プロセス統括室に通知する。

（２）格付プロセス統括室は、本内規項番１に定める退職者の分類に従って、以下の検討を行う。

（a）役員の場合

JCR 在職中に当該転職先を格付関係者とする信用格付を JCR が付与・維持していたか否かを確認する。

（b）格付アナリスト又は格付委員の場合

当該転職先を格付関係者とする信用格付の決定に JCR 在職中に関与していたか否かを確認する。

（c）格付担当部室の長の場合

当該転職先を格付関係者とする信用格付に JCR 在職中に所管部室長として関与していたか否かを確認する。

（２）当該退職者が前項の各要件のいずれかに該当していたことが判明した場合、格付プロセス統括室は、JCR が当該退職者の転職日より前 12 か月の間に当該格付関係者に信用格付を付与していたか否かを確認する。

（３）上記（１）及び（２）の検討を終えた格付プロセス統括室は、別紙様式をコンプライアンス統括室に提出する

（４）チーフ・コンプライアンス・オフィサーは、SEC に報告する必要があると判断した場合、SEC に所定の手続きに従って報告を行う。また、退職者関与案件検証の必要があると判断した場合、退職者関与案件検証手続に定める要領に従って必要な検証を実施するよう、検証担当部室に指示するものとする。SEC への報告内容は、監督委員会に報告する。

５．追跡調査した結果の記録・保存

経営管理部は、別紙様式を用いた追跡調査の結果及びその後の対応に係る記録を作成日から 10 年間保存するものとする。

６．所管部室

本内規の所管部室は経営管理企画部とする。

上記内規は平成 25 年 11 月　１日から実施する。

（様式）

年　月　日

退職者追跡調査に基づくSECへの報告又は検証作業要否判定書

1.　退職情報(経営管理部記入)

項目	内容	備考
氏名		
所属部署		
退職年月日	年　月　日	
退職日から追跡調査実施日までに経過した年数	年　ヶ月	
退職時の再就職先		
現在の就職先		
現在の就職先への再就職年月日	年　月　日	
確認方法		
確認日		

2.　判定

項番	判定項目	判定部署	判定	備考
1	(a)役員の場合 対象者がJCR在籍時、当該転職先にJCRが信用格付を付与・維持していた (b)格付アナリスト又は格付委員の場合 対象者がJCR在職時、当該転職先の格付決定に関与していた (c)格付担当部長の場合 対象者がJCR在籍時、当該転職先の格付決定を担当する部室長だった	格付ﾌﾟﾛｾｽ統括室	該当 非該当	
2	【項番１「該当」の場合】 退職者の転職日より前12ヶ月の間に当該格付関係者に信用格付を付与した	格付ﾌﾟﾛｾｽ統括室	該当 非該当	
3	SECへの報告要・不要の判断 ［項番１、２が「該当」の場合、「要」］	ｺﾝﾌﾟﾗｲｱﾝｽ統括室	要 不要	
4	退職者関与案件検証の要否判断 ［項番１(b)又は(c)が「該当」の場合、「要」］	ｺﾝﾌﾟﾗｲｱﾝｽ統括室	要 不要	
報告・検証手続要否(項番3, 4)判定日		年　月　日		

（回覧印）　（判定・確認印）

格付担当役員	CCO	ｺﾝﾌﾟﾗｲｱﾝｽ統括室長	格付ﾌﾟﾛｾｽ室		経営管理部		
			室長	担当	部長	課長	担当
その他回覧先	監査役						